

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIVED
2005 OCT -6
OFFICE OF INTERNATIONAL CORPORATE FINANCE





05011773

SUPPL

27 September 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 14[illegible] in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

(Enclosures)

Schedule I

Documents made public since the last submission on 1 August 2005:

Date	Item	Description
23 September 2005	Appendix 3B New Issue Announcement, application for quotation of additional securities and agreement	Issue of 270,000 ordinary shares on the exercise of RDFAS unlisted employee options
23 September 2005	Company Announcement	Redflex announces New Contract – Trotwood, Ohio
21 September 2005	Company Announcement	Redflex announces New Contract – Rocklin, California
20 September 2005	Appendix 3B New Issue Announcement, application for quotation of additional securities and agreement	Issue of 70,000 ordinary shares on the exercise of RDFAS unlisted employee options
19 September 2005	Company Announcement	Redflex announces New Contract – Davenport, Iowa
15 September 2005	Company Announcement	Redflex announces New Contract – San Leandro, California
12 September 2005	Company Announcement	Redflex releases Presentation Papers for Investor Briefings
9 September 2005	Company Announcement	Redflex announces Victorian Freeway Speed Photo Enforcement Contract
5 September 2005	Company Announcement	Redflex announces Investor Briefings
2 September 2005	Appendix 3B New Issue Announcement, application for quotation of additional securities and agreement	Issue of 60,000 ordinary shares on the exercise of RDFAS unlisted employee options
30 August 2005	Company Announcement	Redflex announces 2005 Preliminary Financial Results

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Redflex Holdings Limited

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	270,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6148 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	86,060,045	Ordinary shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5 Employee Shares fully paid (RDFAI) 60,000 Options expiring 20/5/06 exercisable at $1.52 (RDFAO) Options expiring 30/6/05 exercisable at $4.98 (RDFAQ) 1,500,000 Options expiring 01/02/08, exercisable at $0.50 (RDFAR) 1,530,000 Options expiring 30/09/08, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS) 1,348,000 Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

File No: 82-3[illegible]

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 September 2005

(Director/Company secretary)

Print name: .....Chris Cooper..

== == == == ==

+ See chapter 19 for defined terms.



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Trotwood, Ohio

23 September 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of Trotwood in the State of Ohio. Trotwood with a population of 27,000 is adjacent to the City of Dayton.

Under a five year contract with two, two year renewal options, Redflex will deliver a full suite of enforcement systems, including combination fixed speed and red light systems and a mobile speed unit.

City of Trotwood Safety Director Michael Etter said Redflex Traffic Systems was chosen because of their "established history and solid reputation of photo enforcement service in the State of Ohio."

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 84 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 68 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Rocklin, California

21 September 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of Rocklin in the State of California. Rocklin with a population of 43,000 is situated on the Interstate I 80 Highway between Sacramento and Reno/Lake Tahoe.

Under a five year contract with two two year renewal options, Redflex will deliver fixed red light enforcement systems at ten locations.

Chief Mark Siemens of the Rocklin Police Department said "Rocklin is pleased to lead the nation in using the most advanced technologies to substantially improve public safety. We are pleased to be working with Redflex, as their customer references, understanding of our requirements, and their overall technical capabilities were deemed to be superior to the competition. We look forward to working with Redflex Traffic Systems and to improving traffic safety for our citizens."

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 83 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 67 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie	Bruce Higgins
Chief Executive Officer	President and CEO
graham.davie@redflex.com.au	bruceh@redflex.com
(03) 9674 1888	0011-1-480-9987478

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Redflex Holdings Limited

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6145 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,790,045	Ordinary shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5 Employee Shares fully paid (RDFAI) 60,000 Options expiring 20/5/06 exercisable at $1.52 (RDFAO) Options expiring 30/6/05 exercisable at $4.98 (RDFAQ) 1,500,000 Options expiring 01/02/08, exercisable at $0.50 (RDFAR) 1,800,000 Options expiring 30/09/08, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS) 1,348,000 Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐)rdinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 September 2005
(Director/~~Company secretary~~)

Print name: .....Chris Cooper..

== == == == ==

+ See chapter 19 for defined terms.



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Davenport, Iowa

19 September 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of Davenport in the State of Iowa. Davenport, with a population of 98,000, is located in the Quad Cities region that straddles the Mississippi River on the Iowa/Illinois border with a combined population of around 350,000.

Under a five year contract, Redflex will deliver fixed speed enforcement systems at five locations and one mobile speed unit.

This program is the first speed program in the State of Iowa and one of the first programs across the USA to implement mid-block fixed speed enforcement.

Chief Mike Bladel of the Davenport Police Department said "As the City of Davenport continues to find ways of improving the safety on our streets, I am pleased to announce our partnership with Redflex. Redflex is a company who provides some of the most advanced technology in the automated traffic enforcement field. As a city that is constantly striving to provide quality traffic safety education and enforcement services, the ability to expand our programs through a Public - Private initiative stretches our local tax dollars and increases our police officers' presence on the street. We look forward to working with Redflex Traffic Systems and to improving traffic safety for our citizens."

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 82 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 66 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
bruceh@redflex.com
0011-1-480-9987478



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – San Leandro, California

15 September 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a photo enforcement program with the City of San Leandro in the State of California. San Leandro is located in the east bay area of greater San Francisco and is the 85th largest city in California with a population of 80,000.

Under the contract executed Redflex will deliver a red light photo enforcement program in up to ten intersections to improve public safety. The contract is for five years with two options for two year extensions. Redflex will receive a fixed fee for each red light enforced approach installed within an intersection. Redflex will work with the city to install the photo enforcement systems based upon the discretion of the city in the achievement of public safety goals and program requirements.

Redflex Traffic Systems Inc. based in Scottsdale Arizona has contracts with 81 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 65 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478

REDFLEX HOLDINGS LIMITED



Investor briefing – September 2005



Chris Cooper

- **Chairman**
  Redflex Holdings Limited



Graham Davie

- **CEO**
  Redflex Holdings Limited



Peter Lewinsky

- **Non Executive Director**
  Redflex Holdings Limited

Redflex overview

ASX Listed
- since 1997 - RDF

Shares on issue
- 85.7 Million

Market cap
- ~$270 million

Headquarters
- 31 Market Street, South Melbourne. Australia.

Staff
- Approximately 280

Divisions
- Traffic & Communications



Redflex businesses

Traffic Photo Enforcement

- Red light camera systems
- Speed camera systems
- Combination Red light/speed
- Toll enforcement
- Time over distance speed
- Weigh in motion
- Bus & transit lane enforcement

Communications

- Complex Communications for Government & Defence
- Engineering services and solutions
- Mobile & deployable Defence applications

Redflex Group highlights

Increase in Net Profit After Tax (NPAT)
- 171%

Revenue growth
- 40%

Traffic Business in USA Driving growth

Growth expected to continue
- 301 cameras in USA at 30 June 2004
- 489 cameras by 30 August 2005

Expansion of global traffic business
- Inroads into Europe, South Africa & Asia, South America

Redflex Group highlights

Harris Bank Facility

- US$13 million

Share Purchase Plan

- Raised $5.06 million

Communications Business profitable

- Exceeded budget for FY05
- The board has decided not to proceed with the sale process for the Communications business

Financial performance

Net Profit After Tax (NPAT)

- Up 171% to from $3.32 million to $9.00 million


10
8
6
4
2
0
-2
-4
FY03
FY04
FY05
NPAT

Financial performance

Revenue

- Up 39% from $33.1 million to $46.3 million


50
40
30
20
10
0
FY03
FY04
FY05
Revenue

Financial performance

Earnings Before Interest, Tax, Depreciation & Amortisation (EBITDA)

- Up 105% from $8.4million to $17.3 million


20
15
10
5
0
FY03
FY04
FY05
EBITDA

Financial performance

Earnings per Share (EPS)

- Up 144% to from 4.36 cents to 10.66 cents


15
10
5
0
-5
-10
FY03
FY04
FY05
EPS



Profit by division FY 05

Net Profit Before Tax

- Traffic USA
  $8.24 million
- Traffic Australia
  $1.57 million
- Communications
  $1.95 million
- Corporate
  $(2.36) million
- **Group**
  $9.39 million



$m
10
8
6
4
2
0
-2
-4
Traffic USA
Traffic Aus.
Comms
Corporate
Group

Share Price performance

5 years Share Price (compared to All Ords)

- Based on price at 30 June


250
200
150
100
50
0
2001
2002
2003
2004
2005
All Ords
RDF

Cash position highlights

$5.06 million received from Share Purchase Plan

- On term deposit at 30 June 05

CAPX of $20.6 million compared to EBITDA of $17.3 million

Harris Bank facility of USD 13 million drawn to:

- US $9.4million at 30 June 05

Cash and equivalents on hand at 30 June 05 $8.34 million

Planned growth expected to be fundable with facilities from existing financiers and cash generated from operations

REDFLEX HOLDINGS LIMITED



Communications - highlights

Moved to profitability($1.95m)

Profit expected to increase in FY 06

$46 million contract with Lockheed Martin/FAA

- Recognition as having world class product and capabilities

New Market – Simulation

- 2 systems delivered in FY05
- New order in FY06

Communications - highlights

New US Defence wins

- Battlefield Communications System extensions
- Secure Conference System

Major contract extensions with Lockheed & Tenix

Delivery of key contracts

R&D Grant of $2.8 million over 2.5 years

- Project over 50% complete, on track
- New Switchplus Gen 3 technology being developed

Communications - business model

Defence and Government Project Based Business

- World class specialised communications systems
- Long duration projects, long sales lead time
- Milestone payments, generally positive cash flow

Clients - Governments & Large Prime Contractors

- US Army, Navy and Air Force
- Lockheed Martin/FAA
- BAE
- Raytheon

Maintenance contracts provide longer term revenues





Communications – FY 2005 performance

Revenue $8.36 million

Operating profit $1.95 million

- Up $2.89 million on FY04

Increased profit over year

- H1 $0.67 million
- H2 $1.27 million

EBITDA - $3.03 million

Recovery from difficult market conditions in FY 04


1.5
1
0.5
0
-0.5
-1
H1 04
H2 04
H1 05
H2 05





Communications - global presence

Offices in Australia and USA

Agents in 25 countries

Installed systems in 11 countries

Growth from 35 to 60 staff since June 04

Selected for one of the largest projects awarded in this market over last year ($46 million Lockheed Martin/FAA)

Increased recognition as provider of world class products and services

Customer recommendations leading to further work



Switchplus® – core technology

Highly reliable
- Fault tolerant
- Redundant architecture

Scalable – from small to very large systems

Circuit switched and packet switched voice & data

Voice over Internet (VoIP)
- RCS commenced R&D on VoIP three years ago and is now commercializing this technology.

Touchscreen control

Very configurable

Large number of specialised interfaces



Products - Defence communications

- Air Defence Command and Control
- Battlefield Communications System (BCS)
- Naval Shipboard Communications (ICS)
- Naval Fleet Monitoring
- Secure Conferencing
- Remote Radio Management and Control (RMI)


SECURE CONFERENCE BRIDGE
RADIO INTERFACE MODULE

Products - Aviation

Air Traffic Control(C2AT ™)

Airport Alarm Monitoring and Communications (ALARMON ™)

Flight Service for 21st Century Communications (FS21)

Remote Radio Management and Control (RMI)


ALARMON
C²AT

Products - Public/transport safety

Public Safety Communications(PS3)

Airport Alarm Monitoring and Communications (ALARMON™)

Remote Radio Management and Control (RMI)

Transport Management Centres

Utilities Control Centres


SWITCHPLUS PS3



Communications outlook

Communications to remain in the Redflex Group

Strong current order book and sales pipeline

Substantial increase in revenue and profit expected for FY06

FS21 project with Lockheed Martin/FAA to continue into FY07

Battlefield Communications System ongoing orders expected for 4-5 years (total $17m expected - $3m to date)



Communications outlook

Increased profile expected to lead to flow on wins.

Performance in FY08 will depend on winning substantial orders for delivery post FS21

Increase international sales and marketing team

Investment in R&D to stay at leading edge of technology

Company overview


Melbourne Office


Los Angeles Office


Scottsdale, Arizona Office

Redflex Traffic Systems Inc.

- 100% owned by Redflex Holdings Limited (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 64 contracts in the USA
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999

RTS Company overview

Business arena:
- Photo Enforcement

Subsidiaries (100%)
- Redflex Traffic Systems (California) Inc.
- Redflex Traffic Systems Pty Ltd (Australia)

Employees:
- 220+ (including RTS Australia)



Sales:
- A$ 38M FY05

Tangible Assets:
- A$ 58M

Our technology delivers proven public safety benefits which are funded through the citations issued by the delivered systems.

RTS – Financial Highlights



An increase of 72% in operating profit from $5.7 million to $9.8 million (excluding head office charges)

An increase of 53% in revenue from $24.6 million in FY04 to $37.7 million for the red light and speed photo enforcement business

An increase of 78% in EBITDA from $9.6 million to $17.1 million (excluding head office charges)

Redflex Traffic Systems financial trends


RTS Results 7 Half Year Periods – includes RTS Australia
USD
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
(2,000,000)
Jan - Jun 2002
Jul - Dec 2002
Jan - Jun 2003
Jul - Dec 2003
Jan - Jun 2004
Jul - Dec 2004
Jan - Jun 2005
Revenue
NPAT
EBITDA

Redflex only records revenue based on citations actually issued.



Business Highlights

Strong global demand continues for Redflex public safety solutions.

New contracts:

- Speed enforcement camera systems for the new cross Sydney tunnel.
- Rail crossing enforcement camera for trial in Victoria
- Speed Enforcement Camera systems for a major road tunnel in Taiwan
- Orders for photo enforcement systems in South Africa and the UK.
- First contract for photo radar speed enforcement in Guatemala.
- Additional portable Lasercam photo enforcement system orders.

Maintenance contracts in place to support over 150 photo enforcement systems in Australia.

Patent litigation initiated by smaller competitor Nestor has been dismissed.

Market leadership



Outsourcing programs with local government for public safety

- Redflex is the largest provider of red light photo enforcement in the USA.

Advanced digital camera technology

- Redflex camera systems deliver a more efficient and higher quality evidence package than the competition.

Vehicle detection technology for both position and speed

- Redflex detection technology delivers better results based on public data than competing products.

End to end processing of photo enforcement citations

- Redflex is the leader in providing end to end process of photo enforcement in both software design and operation.

Construction and program implementation.

- Redflex capability to design, install and commission leads the industry.

Products and services

Red-Light Enforcement

Red-Light/Fixed Speed

Roadside Fixed Speed


REDFLEXlasercam



30 MPH
REDFLEXspeed


REDFLEX

Products and services

SMARTCAM® -DEPLOYMENT

- Mobile Photo Radar Speed Van





Redflex Architecture

Secure digital integrated system architecture


REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
SmartOps
Police
Authorization
Back Office Processing

Redflex Back Office

Redflex proprietary SmartOps™ processing application



Scene "A"

- (Double Left Turn Lane)
- Vehicle clearly behind the limit line at 4/10ths of second into the red phase
- Red phase clearly visible
- Zoomed license plate image

Scene "B"

- (Double Left Turn Lane)
- Vehicle clearly committing the violation at 1.8 seconds into the red phase
- Red phase clearly visible
- Zoomed facial image



Redflex photo enforcement evidence...

with combination SmartScene™ video animation

- SmartScene™ offers the first combined high resolution still photo evidence set combined with a video animation of the vehicle.



Strong market acceptance of this feature

Web based citation authorization


SmartOps
POLICE AUTHORIZATION
Incident Detail
Sort Fields
Incident list
Welcome to the SMARTops Incident Authorization Module.
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database

< Citation Review Page

- All citations are accessed by an "inbox" format
- Citations are easily sorted and accessed


SmartOps
POLICE AUTHORIZATION
Detection Date : 6/27/

Citation Review Page >

- (Double Left Turn Lane)
- All images are clearly viewable from a single page
- Each image can be enlarged to full-page with a single-click
- All DMV & incident information plainly stated

USA market

Photo enforcement is a high growth business within the USA.

Less than 2% of the market penetrated for red light

15 States with enabling legislation

Potential market is up to 70,000 systems

Redflex IP portfolio provides a strong platform to exploit the market.

Market demands reference clients, proven capability, experience, and financial strength to succeed.

USA market

Speed photo enforcement market

- Market is small at present with mobile units in school zones and roadside
- Wider community support emerging
- Estimated market is US$ 4 to 10 Billion

Potential red light enforcement market

- 350,000 signalized intersections
- Average potential 4 directions within each =1,400,000 directions of travel
- 1/20 to 1/40 enforced = 35,000 to 70,000 approaches
- US$ 2.1 to 4.2 Billion potential p.a.



USA market environment and position


RED
LIGHT
PHOTO
ENFORCED



- **Potential market ~2,500 cities for red-light and speed programs**
- **~120 existing programs**
- **~600 intersections (~1160 approaches) with red light cameras installed.**
  - Digital - ~760: Wet film - ~400
- **Redflex digital market share - ~65% of installed red-light digital cameras**
- **Redflex contract base increased to 64 Cities.**
- **Business model is dominated by Build-Own -Operate contracting model**

RTS USA business model


PHOTO
ENFORCED

Build Own Operate-USA Example

- 5 to 7 year contracts with cities for red-light programs.
- Revenue stream based on system performance and driver behaviour.
- Revenue models
  - Fixed monthly fee or fee + per citation mix
  - Fixed fee per citation issued or collected
- High quality debtors, payment on 30 days generally.
- Typically 6 - 20 red-light camera systems per city.
- City shares revenues with Redflex.
- Accident/fatality reduction of 15 - 50% over time.
- Model proven over contracts with 60+ cities to date.
- Redflex has 100% contract retention to date.


RED LIGHT CA

Non-USA business model

Sales Model- Example Europe & Pacific region

- Sale of equipment to government departments or Police.
- Sale or licence of back office system to support the citation issuance.
- 1-5 year maintenance contracts and re-certification of installed systems.
- Typically repeat business as programs grow and requirements change.
- Profits and cash-flow available to reinvest.

Traffic R&D

New Redflex HDX camera system deployed in USA revenue service and offers the ability to enforce up to eight lanes of traffic. Expected performance is 3 to 5 times competitive video based solutions.

HDX high resolution system deployed to mobile photo radar van.

Deployment of next generation point-to-point speed detection

Improvements to REDFLEXflash to allow prosecution over 7 lanes at night.

Non-intrusive Red-light systems delivered using video and radar detection.

Next generation Web-enabled back office processing systems deployed.

The Redflex goal is to offer the most efficient, reliable and accurate photo enforcement systems to meet and exceed market requirements within our cost goals and improve public safety.

Non USA sales FY05 update



Redflex continues to lead the market in Australia

Point to Point Speed Detection System on trial throughout New South Wales

Additional sales of Redflex Lasercam™ systems to the State of Tasmania







Non USA sales FY05 update





Award of the New Cross City Tunnel camera systems in Sydney

Award of maintenance for the ACT speed and red-light camera program

Upgrades to Speed Camera and Bus Lane Enforcement Systems in NSW

Growth in maintenance services throughout Australia

Redflex railway crossing enforcement trial

Example of Redflex railway crossing enforcement trial





Competitive advantages

Technical capability of delivered systems (higher yields)

Camera System Performance

Quality of services

Financial strength

Overall experience and roll out rate

Patent portfolio

Citation processing and back office capability

Satisfied customers

Proven business team

Outlook

Profitable installed base and contracted backlog in hand to grow business in FY06.

USA Revenue base - installed systems increased from 301 systems (July 04) to 489 (August 05).

Strong intellectual property and product portfolio in target markets.

Continue dominant position in the USA.

Dominant in Australian market

Growing European presence and contract base.

Favourable market conditions and competitive position.

Planned growth ~200 camera systems over FY06



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com

Release to Australian Stock Exchange

Victorian Freeway Speed Photo Enforcement Contract

9 September 2005. The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company of the Redflex group, has been awarded a contract by the State Government of Victoria for the provision of Redflex Fixed Speed Safety Cameras on the Princes Freeway between the cities of Melbourne and Geelong.

Delivered to world-leading requirements, the system uses the next generation of Redflex high performance camera systems in both forward and away configurations. There are 8 camera sites located along the length of the freeway, covering 28 lanes of enforcement. The Redflex high performance Infra-Red flash system provides full illumination for the camera systems. This flash has proven to be very successful in large scale configurations in the United States.

Bruce Higgins, Chief Executive of Redflex Traffic Systems said, "This is an important win for Redflex and continues the company's impressive track record of successful projects in Australia. We are pleased to be working with the State of Victoria on this important safety program".

The total contract price is over A$5 Million. This win continues the Redflex leadership in the core market of Fixed Speed Safety Camera Systems.

Redflex Traffic Systems leads the digital enforcement market in Australia with over 150 systems installed. Redflex has contracts with 80 cities world-wide in eleven countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 64 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
grahamd@redflex.com.au
(03) 9674 1730

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com




REDFLEX HOLDINGS LIMITED
INVESTOR BRIEFING

REDFLEX HOLDINGS LIMITED
INVESTOR BRIEFING

The Directors are pleased to advise shareholders, brokers and other interested people of a briefing on business developments.

Sydney
Canberra Room
Level 3
Sofitel Wentworth Sydney
61-101 Phillip Street
Sydney

Date: Monday 12 September 2005
Time: 9.30am - 11.30

Melbourne
ASX Theatrette
Stock Exchange Centre
530 Collins Street
Melbourne

Date: Wednesday 14 September 2005
Time: 9.30am - 11.30

Presenters:
Chris Cooper - Chairman,
Graham Davie - Chief Executive Officer

The briefing documents will be lodged with the ASX and will be available on the Redflex web site www.redflex.com.au prior to commencement of briefings.

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyns.stephens@redflex.com.au
Tel: (03) 9674 1712

RECEIVED
2005 ... -6 ...

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Redflex Holdings Limited

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6137 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on the exercise of unlisted employee options (RDFAS)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	85,740,045 Ordinary shares (RDF)	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5 Employee Shares fully paid (RDFAI) 60,000 Options expiring 20/5/06 exercisable at $1.52 (RDFAO) Options expiring 30/6/05 exercisable at $4.98 (RDFAQ) 1,500,000 Options expiring 01/02/08, exercisable at $0.50 (RDFAR) 1,870,000 Options expiring 30/09/08, exercise price at date of issue is $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS) 1,348,000 Options expiring 2/6/2009. exercise price is the VWA price of RDF for the last five business days prior to 2 June 2004 ($2.06), adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004 being the grant date, to the last business day of the month prior to the date of exercise. (RDFAT)	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ 60,000 Ordinary shares

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

Redflex Holdings Limited

ABN: 96 069 306 216

2005 Financial Year Results Summary

The directors of Redflex Holdings Limited are pleased to present the preliminary accounts and the attached Appendix 4E for the financial year ended 30 June 2005.

Highlights

Profitable Performance

- An increase of 183% in Net Profit Before Tax (NPBT) from $3.32 million to $9.39 million;
- An increase of 171% in Net Profit After Tax (NPAT) from $3.32 million to $9.00 million;


10
8
6
4
2
0
-2
-4
FY03
FY04
FY05
NPBT

- An increase of 39.7% in revenue from $33.1 million to $46.3 million;


50
40
30
20
10
0
FY03
FY04
FY05
Revenue

- An increase of 105% in Earnings Before Interest Taxation Depreciation and Amortisation (EBITDA) from $8.4 million to $17.3 million.


18
16
14
12
10
8
6
4
2
0
FY03
FY04
FY05
EBITDA

Traffic Highlights

- An increase of 72% in operating profit from $5.7 million to $9.8 million (excluding head office charges);
- An increase of 53% in revenue from $24.6 million in FY04 to $37.7 million for the


10
8
6
4
2
0
FY03
FY04
FY05
Profit RTS $m

red light and speed photo enforcement business,

- An increase of 78% in EBITDA from $9.6 million to $17.1 million excluding head office charges.

- Installed photo enforcement systems increased from 301 to 489 at the date of this report (193 systems constructed over the period since July 2004 to date and 5 older systems were decommissioned over the period due to city requirements and road works).



500
400
300
200
100
0
FY03
FY04
FY05
Cameras

- USA Cities under contract since 30 June 2004 increased from 51 cities to 64.
    - Albuquerque, NM
    - Council Bluffs, IA
    - Gardena, CA
    - Marysville, CA
    - Minneapolis, MN
    - Modesto, CA
    - Northwood, OH
    - Poway, CA
    - Sylvania, OH
    - Union City, CA
    - Laguna Woods, CA
    - Los Alamitos, CA
    - Bellwood, IL
- USA market presence expanded to include three new states;
    - Iowa
    - Minnesota
    - New Mexico.
- Strong demand continues with prospective clients for the public safety solutions offered by Redflex.
- New contracts in Australia, Greece, UK, Spain, Taiwan and Guatemala.
    - Speed enforcement camera systems for the new cross Sydney tunnel.
    - Rail crossing enforcement camera for trial in Victoria
    - Speed Enforcement Camera systems for a major road tunnel in Taiwan
    - Additional orders for photo enforcement systems in South Africa and the UK.
    - First contract for photo radar speed enforcement in Guatemala.
    - Additional portable Lasercam photo enforcement system orders.
- Maintenance contracts in place to support over 150 photo enforcement systems in Australia.

- Patent litigation initiated by smaller competitor Nestor has been dismissed.

Communications Highlights

- $1.95 million operating profit (excluding head office charges), which was ahead of budget for the year, and up $2.8 million on last year's result.
- The award to Redflex Communications of a prestigious $46 million contract by Lockheed Martin to provide communications systems in support of their Flight Service for the 21st Century (FS21) contract with the Federal Aviation Administration.



2
1.5
1
0.5
0
-0.5
-1
FY03
FY04
FY05
Profit RCS $m

- Further contracts secured with the US Department of Defence for communications systems.
- Because of the move to profitability and the large Lockheed Martin/FAA contract, the directors have decided not to proceed with the divestment process for the Communications division.
- Development of key elements of the third generation Switchplus technology under the Research and Development START grant from the Commonwealth Government.

Financial Highlights

- Strong financier support with the establishment of a US$13 million facility with Harris Trust and Savings Bank (now Harris N.A. Bank) which has allowed the continued growth in the USA.
- Ongoing support from shareholders, with the Share Purchase Plan in November 2004 raising $5.1 million.

Operations

Redflex Traffic Systems

Redflex Traffic Systems, based in Scottsdale Arizona has contracts with 80 cities world-wide in eleven countries and is the largest provider/operator of digital red light photo enforcement services in the world. The total number of contracts in the USA now totals 64 across thirteen states. Redflex Traffic Systems has continued to perform as the market leader in the USA for red light and speed photo enforcement.

Overall we continue to see the market expand, and based on sales prospects within the closing cycle, we are confident of contract signatures well in excess of last year over the next 12 months. The directors believe that the USA market is large and diverse providing a valuable opportunity for Redflex to create shareholder value through leveraging our leadership in photo enforcement and taking this to market with our Build-Own-Operate business model.

The diversity of the photo enforcement market creates opportunity on a jurisdiction by jurisdiction basis and just as we expect to find opportunities for rapid growth, we will also find that on occasion our business can be impacted by legislation. In Ohio House Bill 56 was introduced to inhibit the ability to use automated enforcement without an officer present. This may or may not be approved and could also be amended or tabled. Shareholders should note that attended mobile speed enforcement systems in Ohio would not be impacted. We discussed this potential business issue in our market release on 25th of May.

Redflex is active in supporting legislation with the USA market to promote the benefits of photo enforcement to improve public safety through the National Campaign to Stop Red Light Running and lobby efforts in specific states.

In the State of Virginia enabling legislation for all photo enforcement programs had a sun set clause of 30 June 2005 and legislation to extend this date failed to achieve the required number of votes in the state legislature. Our only client in Virginia, Virginia Beach has approved funding for the continued use of our systems for research purposes in anticipation of approval to resume the program being granted within the state legislature in the FY 06 financial year.

We invested significant resources into the development of new camera systems and technologies during the year for both road based sensors and non intrusive based detection systems for both speed and red light and also high resolution digital camera systems that lead the market in system performance. High resolution and high performance camera systems were launched this year for Red-light, Fixed Speed and Mobile Speed platforms.

The Redflex high performance flash system is delivering excellent results throughout the world, particularly in the large intersections within the United States.

The Redflex railway crossing enforcement camera has been successfully launched and the Redflex Point-to-Point system has been proven in a range of enforcement scenarios.

Our development program continues to target development of products to maintain and improve our competitive position.

Redflex was granted US Patent number 6,919,823 B1 for Image Recording Apparatus and Method during the last year. This patent protects intellectual property covering the imaging and recording of traffic signal violations and use of a fixed or virtual limit line as a means for detecting the presence of a vehicle prior to and beyond the location where a vehicle is required to stop in response to a change in status of the traffic signal.

Traffic business (Non USA - Australia, Europe, Asia and South Africa).

In Australia Redflex is the market leader for photo enforcement. During the year Redflex was selected to install Speed Enforcement Camera systems for the new Cross Sydney Tunnel in NSW and upgrades to bus lane, speed and red-light systems.

Redflex also completed the trial of the Point-to-Point Speed detection systems in New South Wales. The technology delivered uses optical character recognition to record the number plate of a vehicle as it passes the first camera which is then compared with an image of the vehicle as it passes the second camera. The average speed is then calculated and any vehicle whose average speed exceeds the speed limit

is then prosecutable. The trial has been very successful at detecting long distance speeding. This technology is in another emerging market for Redflex.

Redflex installed its first Railway Crossing Enforcement Camera for trial in Victoria. The first stage of the trial was successfully completed. This is an exciting emerging market for Redflex.

The total number of systems and software supported under maintenance contracts in Australia has grown to in excess of 150 systems. These systems are based in the States of Victoria, New South Wales, Queensland, Tasmania and Western Australia.

Redflex Traffic Systems commenced sales activities in Asia during the year and received our first order in December for Speed Enforcement Camera systems for a major Tunnel in Taiwan. The system has been installed and accepted by the National Police Agency of Taiwan.

Redflex also installed our first order for Greece, and received orders from South Africa, Bahrain and the United Kingdom.

Redflex Communications Systems

The communications division had a strong recovery in FY05, returning a net profit (excluding head office charges) of $1.95 million on revenues of $8.4 million. This represents a profit increase of $2.8 million on the FY04 result.

This result is aligned with the Director's expectations for the year and represents a recovery of the businesses operations from conditions that prevailed in the previous financial year. This profitable performance is expected to be substantially increased through FY06.

Over the year the Division delivered complex Communications systems to key clients, including Lockheed Martin, BAE Systems, Raytheon, the US Department of Defense and the Australian Department of Defence. In addition to strong performance on existing contracts, Redflex secured its largest single contract to date with Lockheed Martin valued at $46million. This contract, along with a project for the US Air Force, positions the company for continued success in FY06.

Redflex sales success can be attributed to the growing number of successful installations and the commercialisation of the Switchplus Generation III product. Redflex has successfully completed a number of long running programs during FY05.

On the back of the success of the Battlefield Communications System contract in 2004, Redflex has continued to grow its US operations in the Washington, DC area providing for further sales opportunities with key Prime contractors and US government agencies.

Redflex successfully completed the delivery of two communications systems for simulation applications in FY05. This is a new market to which Redflex has been able to apply its Switchplus product.

The following contracts have been signed with key customers since July 2004.

- A secure voice conferencing system for the US Joint Personnel Recovery Agency.
- Two HF communications systems for the Taiwan Navy.
- Remote radio control systems for the US Army.

- Three voice communications systems for the Federal Emergency Management Agency, USA.
- A major contract has been won with Lockheed Martin to supply voice and communications equipment for the Federal Aviation Administration's Flight Service Stations of the 21st Century (FS21) Project. This project includes the design and manufacture of equipment to provide national communications control at 20 locations throughout the United States. System deliveries commence in the later part of this year with the contract running through to FY07.
- Communications equipment contract valued at $1.5M for an existing customer.

Redflex has continued the progress with its third generation voice communications product with support from an Australian Government START grant. The development is now more than 50% complete, and the balance of the $2.8M grant will be utilised in FY06 to complete the project.

Graham Davie
Chief Executive Officer
30 August 2005

APPENDIX 4E

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2005

Results for announcement to the market and lodged with the ASX under Listing Rule 4.3A

The Company has recorded revenue from ordinary activities of $46.316 million which was up 39.7 % on the previous financial year. The net profit after tax for the group was $9.000 million compared to the prior year profit of $3.316 million, an increase of 171.4%.

The increase in revenue arose predominantly from the growth in our traffic photo enforcement business in the USA.

				$A'000
Revenues from ordinary activities	up	39.7 %	to	46,316
Profit from ordinary activities after tax	up	171.4 %	to	9,000
Net profit for the period attributable to members	up	171.4 %	to	9,000

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	**Nil**	**Nil**
Interim dividend	**Nil**	**Nil**

STATEMENT OF FINANCIAL PERFORMANCE

FOR YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity		Redflex Holdings Limited	
		30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
		$	$	$	$
Revenue from Ordinary Activities	2	**46,315,736**	**33,139,712**	**2,408,362**	**1,508,627**
Expenses from Ordinary Activities					
Materials & Consumables used	3	7,723,441	5,669,048	0	0
Depreciation and amortisation expense	3	7,754,396	4,808,543	114,267	125,249
Borrowing Costs	3	667,730	373,607	20,027	13,812
Salaries & Wages Expense & On costs	3	19,248,794	13,453,312	626,862	560,809
Outlays Capitalised in Research & Development	3	(3,546,517)	(2,025,234)	0	0
Other expenses from Ordinary activities	3	5,075,547	7,529,007	2,004,918	968,420
Specific items	3 (a)	0	(15,743)	0	15,094,195
Total expenses from Ordinary Activities	3	**36,923,391**	**29,824,026**	**2,766,074**	**16,762,485**
Profit (Loss) from Ordinary Activities before Income Tax		**9,392,345**	**3,315,686**	**(357,712)**	**(15,253,858)**
Income Tax (Expense) / Benefit attributable to Ordinary Activities	**4**	**(392,283)**	**0**	**95,301**	**0**
Net Profit / (Loss) attributable to members of Redflex Holdings Limited	**15**	**9,000,062**	**3,315,686**	**(262,411)**	**(15,253,858)**
Net exchange difference on translation of foreign statements of foreign controlled entity.	14	(3,152,543)	(4,673,473)	0	0
Equity raising costs		0	(37,381)	0	(37,381)
Total revenues, expenses and valuation adjustments attributable to members of Redflex Holdings Limited and recognised directly in equity	14	**(3,152,543)**	**(4,710,854)**	**0**	**(37,381)**
Total changes in equity not resulting from transactions with owners as owners		**5,847,519**	**(1,395,168)**	**(262,411)**	**(15,291,239)**

	Note	30-Jun-05	30-Jun-04
Basic earnings per share	22	**10.66 cents**	**4.36 cents**
Diluted earnings per share		**10.06 cents**	**4.20 cents**
Weighted average number of Ordinary shares used in calculation of Earnings per Share		**84,447,560**	**76,014,688**
Weighted average number of Ordinary shares used in calculation of Diluted Earnings per Share		**89,495,560**	**79,187,732**

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	Note	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Current Assets					
Cash Assets		3,344,325	2,780,450	44,192	127,088
Term Deposits		5,000,000	0	5,000,000	0
Security Deposits		1,422,590	1,239,898	826,746	585,000
Receivables	6(a)	9,703,627	8,177,712	280,430	685,430
Inventories	7	12,519,325	10,278,569	0	0
Prepayments		196,015	354,481	17,529	354,481
		32,185,882	22,831,110	6,168,897	1,751,999
Non-Current Assets					
Receivables	6(b)	0	0	53,260,648	49,726,754
Investments	8	0	0	3,456,672	3,740,142
Property Plant & Equipment	9	38,938,848	27,965,679	60,820	254,346
Future Income Tax Benefit	4	4,413,485	0	743,481	0
Intangibles	10	10,649,279	8,371,710	340,350	380,393
		54,001,612	36,337,389	57,861,971	54,101,635
Total Assets		86,187,494	59,168,499	64,030,868	55,853,634
Current Liabilities					
Payables	11	7,094,940	4,699,463	356,974	93,486
Borrowings	12	126,360	3,973,816	0	0
Provision for Taxation	4	252,504	0	252,504	0
Employee Provisions	13	634,468	815,879	153,944	56,095
		8,108,272	9,489,158	763,422	149,581
Non Current Liabilities					
Interest Bearing Borrowings	12	12,675,603	232,908	0	0
Non-Interest Bearing Borrowings	11	0	0	6,564,994	6,398,994
Deferred Income Tax Liability	4	4,503,822	0	2,079,058	0
Employee Provisions	13	181,888	261,514	15,415	120,140
		17,361,313	494,422	8,659,467	6,519,134
Total Liabilities		25,469,585	9,983,580	9,422,889	6,668,715
Net Assets		**60,717,909**	**49,184,919**	**54,607,979**	**49,184,919**
Equity					
Contributed Equity	14	79,318,484	73,633,013	79,318,484	73,633,013
Foreign Currency Translation Reserve	14	(10,954,890)	(7,802,347)	0	0
Accumulated Losses	15	(7,645,685)	(16,645,747)	(24,710,505)	(24,448,094)
Total Equity		**60,717,909**	**49,184,919**	**54,607,979**	**49,184,919**

STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Cash Flows from Operating Activities					
Receipts from Customers		45,980,640	30,464,476	0	0
Payments to Suppliers and Employees		(30,365,612)	(24,611,513)	(2,279,962)	(635,158)
Interest Received		223,671	79,648	169,565	64,915
Borrowing Costs		(332,409)	(373,607)	(20,027)	(13,812)
Income Tax Paid		(49,442)	0	(49,442)	0
Net Cash Flows from (Used in) operating activities	17	15,456,848	5,559,004	(2,179,866)	(584,055)
Cash Flows from Investing Activities					
Payments for Property, Plant and Equipment		(20,611,165)	(16,846,504)	(35,847)	(651,301)
Capitalised Research and Development		(3,546,517)	(2,134,311)	0	0
Proceeds/(Repayments) of Advances-Non Related Party		0	0	405,000	(590,954)
Proceeds/(Repayments) of Advances-Related Party		0	0	1,042,346	(12,051,201)
Net Cash Flows from (Used in) investing activities		(24,157,682)	(18,980,815)	1,411,499	(13,293,456)
Cash Flows from Financing Activities					
Bank Borrowings		8,362,142	1,286,443	0	0
Lease Liability Incurred		217,094	(4,067)	0	0
Proceeds from Issue of Ordinary Shares		5,685,471	13,936,590	5,685,471	13,936,499
Payment of Share Issue Costs		0	(37,381)	0	(37,381)
Net Cash Flows from (Used in) financing activities		14,264,707	15,181,585	5,685,471	13,899,118
Net Increase/(Decrease) in Cash held		5,825,500	1,759,774	4,917,104	21,607
Effect of Exchange Rate Changes on Cash		(261,625)	(49,448)	0	0
Cash at Beginning of Financial Year		2,780,450	1,070,124	127,088	105,481
Cash at End of Financial Year		8,344,325	2,780,450	5,044,192	127,088

Reconciliation of Cash

Cash at the end of the year consists of:

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Term Deposits	5,000,000	0	5,000,000	0
Cash at Bank and on Hand	3,344,325	2,780,450	44,192	127,088
	8,344,325	2,780,450	5,044,192	127,088

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year. The financial report has been prepared in accordance with the historical cost convention.

Principles of Consolidation

The Consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent company) and all entities controlled by the company during the year. The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies. All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

The companies comprising the Redflex Group

Redflex Holdings Limited is the Parent Entity. Refer to Note 8 for details of all entities comprising the Consolidated Entity

Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

Intangibles
Research and Development Costs

Research and development costs are deferred only where they are expected beyond reasonable doubt to be recovered from future cash flows. Such costs are amortised over future periods on a basis related to those expected future benefits. The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business. Goodwill is amortised over the period which benefits are expected to be received which is on a ten year straight line basis.

Foreign Currencies

Transactions in foreign currencies of entities within the Consolidated Entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the Consolidated Entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. Except for certain foreign currency options, all resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

All exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract. Premiums on foreign currency options are expensed as incurred.

The USA traffic entity is considered financially and operationally independent of the parent entity. Accordingly the financial reports of the overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Leases which effectively transfer substantially the entire risks and benefits incidental to ownership of the leased item to the group are treated as financial leases and capitalised at the present value of the minimum lease payments and disclosed as property, plant & equipment. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the term of the lease. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised directly in the operating results.

Property Plant & Equipment

Cost and Valuation

Items of property plant and equipment comprising a class of non-current assets are brought to account at cost and have not been revalued.

Depreciation

Depreciation rates are adopted as follows:

Furniture & Fittings and Other : 13-18% pa reducing balance
Leasehold Improvements: 20% pa straight line
Property, Plant & Equipment: Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

Taxes

Income Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences effective from 30 June 2003. To the extent that timing differences occur between the times items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax liability. Tax benefits arising from net timing differences and carry forward tax losses have been brought to account as the recovery of the benefit is considered beyond reasonable doubt.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Earnings per share

Basic EPS is calculated as net profit attributable to members divided by the weighted average number of ordinary shares, adjusted for any bonus element where applicable. Diluted EPS is calculated as the net profit attributable to members, adjusted for costs of servicing equity, the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Investments

All investments are non-current and are carried at the lower of cost and recoverable amount.

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include salaries and wages, sick leave and long service leave.
Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.
All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cashflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the

terms of the related liability, are used.
The consolidated entity has adopted the revised Accounting Standard AASB 1028 "Employee Benefits" for the measurement of employee benefit liabilities. The value of employee share based payment arrangements have not been recognised as an expense.

Recoverable Amounts

Non-current assets are not carried at an amount above their recoverable amount. In determining the recoverable amount, cash flows are discounted, and where carrying values exceed this recoverable amount, assets are provided for.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Control of the goods has passed to the buyer upon shipment.

Rendering of Services

Where the contract outcome can be reliably measured:

- control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred.

Unbilled contract revenue

Unbilled contract revenue included in Work In Progress represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Deferred revenue

Deferred revenue arises from some contracts whereby the customer pays for services yet to be performed. Revenue is brought to account over the period in which these services are provided.

Interest revenue

Control of the right to receive the interest payment.

Inventories

Inventories are valued at the lower of weighted average cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a first-in-first-out basis; and
- Work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity, and
- Infrastructure Components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Financial Instruments

The Consolidated Entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at the balance date, are as follows.
The interest rate risk and fair market valuation of financial instruments are shown in note 24.

Recognised financial instruments	Accounting Policies	Terms and Conditions
(i) Financial Assets		
Receivables – Trade	Trade receivables are carried at nominal amounts due less any provision for doubtful debts. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.	Credit sales are on 30 day terms.
Receivables – Controlled Entities	Amounts (other than trade debts) receivable from related entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans are at call and non interest bearing.
Receivables – Other Corporations	Amounts (other than trade debts) receivable from non related parties/entities are carried at nominal amounts due. Interest (when charged) is taken up as income on an accrual basis.	Loans and interest outstanding, if any, are at call.
Term deposits.	Short term deposits are predominantly in USD and converted at year end rates. They are stated at the lower of cost or net realisable value. Interest is recognised when earned	Short term deposits have an average maturity of 90 days and effective interest rates of between 5.0% and 5.5%.
Security Deposits.	Security deposits are stated at the lower of cost and net realisable value. Interest is recognised when earned	Security deposits remain for the term of the lease and achieve effective interest rates of ~5%.
(ii) Financial Liabilities		
Bank Borrowings	Bank borrowings are in USD, converted at year end exchange rates and carried at the principal amount. Interest is charged as an expense as it accrues.	Interest is charged at the bank's benchmark rate plus margin 0f ~5%.
Payables	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.	Trade liabilities are normally settled between 30 and 60 days.
Amount payable to Controlled Entities	Loans from related parties are carried at the principal amount. Interest (when charged by the lender) is taken up as an expense on an accrual basis.	Loans are at call and non interest bearing.
(iii) Equity		
Ordinary Shares	Issued and paid-up capital is recognised at the fair value of the consideration received by the company.	The Company is authorised to issue up to 200,000,000 Ordinary Shares. Details of shares issued and the terms and conditions of options outstanding over Ordinary Shares at balance date are set out in Note 14.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 2 REVENUE FROM ORDINARY ACTIVITIES				
Revenue from operating activities:				
Revenue from sale of goods & services	16,368,860	15,807,134	0	0
Revenue from fee for service contracts	29,723,205	17,252,930	0	0
Total revenue from operating activities	46,092,065	33,060,064	0	0
Revenues from outside the operating activities:				
Interest from other persons	223,671	79,648	169,565	64,915
Management Fees	0	0	2,238,797	1,443,712
Total revenue from outside the operating activities	223,671	79,648	2,408,362	1,508,627
Total revenue from ordinary activities	**46,315,736**	**33,139,712**	**2,408,362**	**1,508,627**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 3 EXPENSES AND LOSSES				
Movements in Work In Progress	720,957	2,563,115	0	0
Operating Lease Rental	433,143	248,428	0	0
Occupancy Costs	1,230,792	1,491,492	(14,039)	267,878
Provision for Doubtful Debts	(515,727)	27,000	0	0
Bad Debts Written Off	510,000	0	0	0
Other Expenses from Operating Activities	2,696,382	3,198,972	2,018,957	700,542
	5,075,547	7,529,007	2,004,918	968,420
Depreciation of Plant & Equipment	6,485,449	3,811,982	74,224	105,228
Amortisation of Intangibles	1,268,947	996,561	40,043	20,021
	7,754,396	4,808,543	114,267	125,249
Materials & Consumables used	7,723,441	5,669,048	0	0
Borrowing costs	667,730	373,607	20,027	13,812
Outlays Capitalised in Intangibles	(3,546,517)	(2,025,234)	0	0
Salaries & Wage Expense	19,248,794	13,453,312	626,862	560,809
Specific Expenses	0	(15,743)	0	15,094,195
	24,093,448	17,454,990	646,889	15,668,816
Total Expenses from Ordinary Activities	**36,923,391**	**29,996,526**	**2,766,074**	**16,762,485**
(a) Specific Items				
Profit from Ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Provision for Diminution in Related Party Receivables	0	0	0	15,484,938
Provision for Writedown of Receivables emanating from past Structured Finance Transactions.	0	375,000	0	0
Write-back of Provision for Unrecovered Loan balances relating to the ESAS Loan Scheme.	0	(390,743)	0	(390,743)
Total Specific Items	**0**	**(15,743)**	**0**	**15,094,195**

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 4 INCOME TAX				
The prima facie tax, using tax rates applicable in Australia of 30% (2004 - 30%), on profit (loss) from operations differs from the income tax provided in the financial statements:				
Prima facie tax on profit (loss) from operations	2,817,704	994,706	(107,314)	(4,576,160)
Tax effect of permanent differences	(219,300)	(547,223)	12,013	0
Future Income Tax Benefit now brought to account	(2,423,319)	0	0	0
Utilisation of tax losses	0	(447,483)	0	4,576,160
Under (over) provision in prior years	217,198	0	0	0
Income Tax Expense (Credit) attributable to ordinary activities	**392,283**	**0**	**(95,301)**	**0**
Deferred Tax Assets and Liabilities				
Current Income Tax Payable	252,504	0	252,504	0
Provision for Deferred Income Tax – Non-Current	4,503,822	0	2,079,058	0
Future Income Tax Benefit – Non-Current	4,413,485	0	743,481	0
Future income tax benefits from c/f income tax losses and timing differences not brought to account:				
On revenue account	0	1,913,613	0	1,913,613
On capital account	359,704	417,223	359,704	417,223

During the year the Company recognized the future tax benefits and liabilities arising from the full recognition of tax effect accounting.

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the times items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related income tax benefit calculated at current rates, is treated as a future income tax benefit or deferred income tax. Tax benefits arising from net timing differences and carry forward tax losses have been brought to account as the recovery of the benefit is considered beyond reasonable doubt.

The above future income tax benefit will only be obtained if:
(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit

The company has available franking credits of $164,806.

Tax Consolidation

For the purposes of income taxation, Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated group effective from 1 July 2003. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a prorata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 5 AUDITOR'S REMUNERATION				
Amount received or due and receivable by Ernst & Young for:				
Auditing or review of the financial report of the entity and subsidiaries.	134,250	120,850	134,250	120,850
Auditing of separate financial statements for subsidiaries within Australia	16,470	20,000	0	0
Auditing of separate financial statements for subsidiaries outside Australia	117,720	105,857	0	0
Other services	15,000	0	15,000	0
	283,440	246,707	149,250	120,850

NOTE 6 RECEIVABLES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
(a) Current				
Trade Debtors	9,250,770	7,620,996	78,478	0
Other Debtors	1,807,603	2,003,562	878,268	1,132,183
Provision for non-recovery	(1,354,746)	(1,446,846)	(676,316)	(446,753)
	9,703,627	8,177,712	280,430	685,430
(b) Non Current				
Controlled entities	0	0	68,745,586	65,211,692
Provision for non-recovery	0	0	(15,484,938)	(15,484,938)
Other Corporations	783,684	783,684	783,684	783,684
Provision for non-recovery	(783,684)	(783,684)	(783,684)	(783,684)
	0	0	53,260,648	49,726,754
	9,703,627	8,177,712	53,541,078	50,412,184

NOTE 7 INVENTORIES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Raw Materials – at cost	1,446,322	1,379,895	0	0
Work in Progress – at cost	4,090,234	3,369,277	0	0
Infrastructure Components – at cost	7,482,269	5,529,397	0	0
Provision for write-downs	(499,500)	0	0	0
	12,519,325	10,278,569	0	0

NOTE 8 INVESTMENTS

Shares in controlled entities	**Country of Incorporation**	**% Owned**		**Investment in Subsidiary**	
		30-Jun-05	30-Jun-04	30-Jun-05 $	30-Jun-04 $
Controlled Entities of Redflex Holdings Limited					
Redflex Limited	Aust	100	100	3,356,668	3,356,668
Aerospace Systems Ltd	Aust	100	100	100,003	100,003
Silverlene (R&D) Pty Ltd	Aust	0	100	0	283,470
Redflex Traffic Systems Inc	USA	100	100	1	1
				3,456,672	3,740,142
Controlled Entities of Redflex Limited					
Redflex Touchscreens Pty Ltd	Aust	0	100		
Redflex Communications Systems Pty Ltd	Aust	100	100		
Redflex Management Services Pty Ltd	Aust	0	100		
Redflex Finance Pty Ltd	Aust	100	100		
Taglink Pty Ltd	Aust	0	100		
Tiripa Pty Ltd	Aust	0	100		
APR Investments Pte Ltd (a)	Singapore	100	100		
Redprime Pty Ltd	Aust	0	100		
Controlled Entities of Redflex Communications Systems Pty Ltd					
Redflex Communication Systems Inc	USA	100	100		
Controlled Entities of Redflex Traffic Systems Inc					
Redflex Traffic Systems Pty Ltd	Aust	100	100		
Redflex Traffic Systems (California) Inc	USA	100	100		

(a) This Company is not audited by Ernst & Young, the Redflex Holdings Limited's auditors.

Silverlene (R&D) Pty Ltd, Redflex Touchscreens Pty Ltd, Redflex Management Services Pty Ltd, Taglink Pty Ltd, Tiripa Pty Ltd and Redprime Pty Ltd have all been deregistered.

NOTE 9 PROPERTY PLANT & EQUIPMENT

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
Property plant & equipment- at cost				
Furniture and Fittings	812,132	572,248	132,312	132,312
Computer Equipment	2,649,493	1,719,992	105,214	105,214
Motor Vehicles	472,899	273,215	0	0
Leasehold Improvements	310,267	302,296	156,622	156,622
Plant and Equipment	51,138,853	35,537,986	345,269	503,358
	55,383,644	38,405,737	739,417	897,506
Less Accumulated depreciation				
Furniture and Fittings	(444,922)	(389,989)	(128,664)	(121,656)
Computer Equipment	(986,895)	(792,999)	(60,560)	(44,002)
Motor Vehicles	(57,264)	(24,211)	0	0
Leasehold Improvements	(221,439)	(183,164)	(153,267)	(144,610)
Plant and Equipment	(14,734,276)	(9,049,695)	(336,106)	(332,892)
	(16,444,796)	(10,440,058)	(678,597)	(643,160)
Total Written Down Amount	38,938,848	27,965,679	60,820	254,346

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
Furniture and Fittings				
Carrying amount at beginning	182,259	313,325	10,656	40,038
Additions	280,976	75,786	0	1,397
Disposals	(2,001)	(42,657)	0	(2,657)
Net foreign currency movements arising from self-sustaining foreign operations	(39,091)	(20,095)	0	0
Depreciation Expense	(54,933)	(144,100)	(7,008)	(28,122)
	367,210	182,259	3,648	10,656
Computer equipment				
Carrying amount at beginning	926,993	667,995	30,244	0
Additions	988,945	444,100	30,968	0
Disposals	(9,134)	0	0	0
Transfer from plant & Equipment	0	0	0	30,244
Net foreign currency movements arising from self-sustaining foreign operations	(50,310)	0	0	0
Depreciation Expense	(193,896)	(185,102)	(16,558)	0
	1,662,598	926,993	44,654	30,244
Motor Vehicles				
Carrying amount at beginning	249,004	0	0	0
Additions	235,623	273,902	0	0
Disposals	0	0	0	0
Net foreign currency movements arising from self-sustaining foreign operations	(35,939)	0	0	0
Depreciation Expense	(33,053)	(24,898)	0	0
	415,635	249,004	0	0
Leasehold Improvements				
Carrying amount at beginning	119,132	155,402	12,012	28,944
Additions	8,286	40,175	0	0
Disposals	0	(34,798)	0	(4,798)
Net foreign currency movements arising from self-sustaining foreign operations	(315)	(1,402)	0	0
Depreciation Expense	(38,275)	(40,245)	(8,657)	(12,134)
	88,828	119,132	3,355	12,012

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
Plant & Equipment				
Carrying amount at beginning	26,488,291	18,335,479	201,434	39,705
Additions	19,135,217	16,232,425	4,880	256,946
Disposals	(26,751)	0	(155,149)	0
Net foreign currency movements arising from self-sustaining foreign operations	(3,026,888)	(4,651,976)	0	0
Transfer to Computer Equipment	0	0	0	(30,244)
Depreciation Expense	(6,165,292)	(3,427,637)	(42,002)	(64,973)
	36,404,577	26,488,291	9,163	201,434
Total Written Down Amount	38,938,848	27,965,679	60,820	254,346

NOTE 10 INTANGIBLES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
(a) Deferred Research and Development Expenditure				
Balance at beginning of year	10,603,451	8,469,141	0	0
Research and Development costs incurred during the year and Deferred	4,841,225	2,306,810	0	0
	15,444,676	10,775,951	0	0
Grant received	(1,294,708)	(172,500)	0	0
	14,149,968	10,603,451	0	0
Accumulated Amortisation	(3,841,039)	(2,612,134)	0	0
	10,308,929	7,991,317	0	0
(b) Goodwill at cost	400,414	400,414	400,414	400,414
Less accumulated amortisation	(60,064)	(20,021)	(60,064)	(20,021)
	340,350	380,393	340,350	380,393
	10,649,279	8,371,710	340,350	380,393

NOTE 11 PAYABLES & NON INTEREST BEARING LIABILITIES

	Consolidated Entity 30-Jun-05 $	Consolidated Entity 30-Jun-04 $	Redflex Holdings Limited 30-Jun-05 $	Redflex Holdings Limited 30-Jun-04 $
(a) Current – Payables				
Trade Creditors	3,998,902	2,777,052	278,022	0
Deferred Revenue	173,819	428,987	0	0
Other Creditors	2,922,219	1,493,424	78,952	93,486
	7,094,940	4,699,463	356,974	93,486
(b) Non-current – Non Interest Bearing				
Amount Payable to Controlled Entities	0	0	6,564,994	6,398,994
	0	0	6,564,994	6,398,994

NOTE 12 INTEREST BEARING LIABILITIES

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04		30-Jun-04
	$	$		$
(a) Current – Borrowings				
Bank Borrowings	0	3,761,801	0	0
Lease liability	126,360	212,015	0	0
	126,360	3,973,816	0	0
(b) Non-current - Borrowings				
Bank Borrowings	12,335,958	0	0	0
Lease liability	339,645	232,908	0	0
	12,675,603	232,908	0	0

During the year the company acquired a USD 13 million secured Revolving Credit Facility to fund the growth within the USA Traffic Division. The initial draw-down was used to repay the National Australia Bank debt facilities. The debenture held by the NAB over all the Redflex traffic companies was removed.

The new financier, Harris Trust and Savings Bank (now Harris N. A. Bank) was granted a first and only priority senior security interest in Redflex Traffic systems Inc and its subsidiaries (Note 8)

Lease liabilities are secured by way of a charge over the leased assets.

NOTE 13 EMPLOYEE PROVISIONS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(a) Current				
Provision for Employee Benefits	634,468	815,879	153,944	56,095
(b) Non-current				
Provision for Employee Benefits	181,888	261,514	15,415	120,140
	816,356	1,077,393	169,359	176,235

An employee share plan has been established where Redflex may, at the discretion of the Remuneration Committee, grant options to executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the Directors. The options are issued for a term of 5 years. The options cannot be transferred and will not be quoted on the ASX. There are currently 9 executives and 23 staff eligible for this scheme.

	RDFAM	**RDFAO**	**RDFAP**	**RDFAR**	**RDFAS**	**RDFAT**
Grant date	16/10/2003	21/5/2001	1/2/2001	26/9/2003	26/9/2003	1/6/2004
Vesting date	8/10/1999	20/5/2001	1/2/2001	(i)	(ii)	(iii)
Expiry date	8/8/2004	20/5/2006	11/1/2006	5 years	5 years	5 years
Weighted average Exercise Price	$2.9763	$1.52	$1.8631	$0.50	$0.5859	$2.0600
Number of options at beginning of year	40,000	60,000	20,000	1,800,000	2,555,000	1,348,000
Number of options exercised	(20,000)	0	(20,000)	(300,000)	(625,000)	0
Number of options expired	(20,000)	0	0	0	0	0
Number of options granted	0	0	0		0	0
Number of options at end of year	0	60,000	0	1,500,000	1,930,000	1,348,000
Date options exercised	8/8/2004		2/3/2005	28/10/2004	Various	
Number of shares issued	20,000		20,000	300,000	625,000	
Fair Market Value	$2.95		$3.65	$3.18	$3.25	

(i) The vesting dates for RDFAR options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting dates for RDFAS options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05 $	30-Jun-04 $	30-Jun-05 $	30-Jun-04 $
NOTE 14 CONTRIBUTED EQUITY				
Issued and paid up capital				
85,660,050 Ordinary Shares fully paid, (2004 - 83,141,433 Shares)	79,318,484	73,633,013	79,318,484	73,633,013

Unquoted Employee Options (2004-5,823,000)				
Number	Grant Date	Vesting Date	Expiry Date	Exercise Price
60,000 unquoted options	20/5/2001	20/5/2001	20/5/2006	$1.52
1,500,000 unquoted options	26/9/2003	(i)	5 years	$0.50
1,930,000 unquoted options	26/9/2003	(ii)	5 years	$0.5859
1,348,000 unquoted options	1/6/2004	(iii)	5 years	$2.06

Movements in Shares on Issue	**Number of Shares**	**$**
Beginning of the Financial Year	83,141,433	73,633,013
Issued during the year by -		
Conversion of options	965,000	622,784
Issue of shares under Executive Remuneration Plan	77,615	0
Share Purchase Plan	1,476,002	5,062,687
	85,660,050	79,318,484

	Consolidated Entity	
	30-Jun-05 $	30-Jun-04 $
Foreign Currency Translation Reserve		
Beginning of the Financial Year	(7,802,347)	(3,128,874)
Effect of Exchange rate movement on translation	(3,152,543)	(4,673,473)
End of the Financial Year	(10,954,890)	(7,802,347)

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self sustaining foreign operations.

(i) The vesting dates for RDFAR options are one third on 1 February 2004 with the balance vesting on a monthly basis pro-rata through to 1 February 2006.

(ii) The vesting dates for RDFAS options are one third on each of 1 February 2004, 2005 and 2006.

(iii) The vesting dates for RDFAT options are one third on each of 1 June 2005, 2006 and 2007.

Movements in Issued Capital

Issue of Shares

During the year the Company issued the following shares:

1. 1,476,002 Ordinary Shares were issued by way of a Share Purchase Plan at a price of $3.43 per share fully paid.
2. 20,000 Ordinary Shares were issued on conversion of RDFAM unlisted employee options at a price of $2.97 per share fully paid.
3. 625,000 Ordinary Shares were issued on conversion of RDFAS unlisted employee options at prices of $0.5966 to $0.6073 per share fully paid.
4. 300,000 Ordinary Shares were issued on conversion of RDFAR unlisted employee options at a price of $0.50 per share fully paid.

5. 20,000 Ordinary Shares were issued on conversion of RDFAP unlisted employee options at a price of $1.8631 per share fully paid.

6. 77,615 ordinary Shares were issued at $nil price in consideration for executive remuneration under the Executive Share Plan.

Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Issue of Options

During the year ended 30 June 2004, no options were issued.

Expiration of Options

500,000 unlisted options issued at an exercise price of $4.98 expired on 30 June 2005.

20,000 unlisted employee options at an exercise price of $2.9763 expired on 8 August 2004.

Redflex Employee Share Acquisition Scheme and Redflex Employee Option Plan

Redflex Holdings Limited has established the Redflex Employee Share Acquisition Scheme and the Redflex Employee Option Plan. Options are allocated to employees based on seniority with management discretion permissible.

The terms of the Employee Share Acquisition Scheme provide for loans to eligible employees of up to 95% of the issue price of shares in Redflex Holdings Limited, repayable in five years. The terms of these loans provide, amongst other things, that the final amount payable shall not exceed the market value of the shares purchased under the loan arrangement.

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 15 ACCUMULATED LOSSES				
Balance at Beginning of year	(16,645,747)	(19,961,433)	(24,448,094)	(9,194,236)
Net Profit (Loss) attributable to members of Redflex Holdings Limited	9,000,062	3,315,686	(262,411)	(15,253,858)
Balance at End of Year	(7,645,685)	(16,645,747)	(24,710,505)	(24,448,094)

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
NOTE 16 LEASE COMMITMENTS				
(a) Operating Leases				
Operating Lease Commitments Payable not later than one year	1,699,662	1,401,327	625,264	625,264
Later than one year but no later than two years	1,530,304	1,228,882	625,264	625,264
Later than two years but not later than five years	1,248,645	1,936,771	416,842	1,042,106
Later than five years	0	0	0	0
	4,478,611	4,566,980	1,667,370	2,292,634
(b) Finance Leases				
Finance Leases Payable not later than one year	126,360	212,015	0	0
Later than one year but no later than two years	95,545	232,908	0	0
Later than two years but not later than five years	244,100	0	0	0
Later than five years	0	0	0	0
	466,005	444,923	0	0
Future Finance Charges	37,280	8,572	0	0
Lease liability	428,725	436,351	0	0
Total Lease Liability	466,005	444,923	0	0
Current Liability	126,360	212,015	0	0
Non-Current Liability	339,645	232,908	0	0
	466,005	444,923	0	0

NOTE 17 STATEMENT OF CASH FLOWS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05 $	30-Jun-04 $	30-Jun-05 $	30-Jun-04 $
Reconciliation of Profit (Loss) from ordinary activities after tax, to net cash inflow from operations				
Net Profit/(Loss) after Income Tax	9,000,062	3,315,686	(262,411)	(15,253,858)
Non Cash Flow Items				
Depreciation Expense	6,485,449	3,851,402	74,224	105,228
Amortisation of Intangibles	1,268,948	996,561	40,043	20,021
Provision for Employee Entitlements	(261,037)	322,443	(6,876)	6,678
Provision for Diminution in Value of Receivables	0	0	0	15,094,195
Provision for Doubtful Debts	(17,100)	27,000	0	0
Provision for Inventory Write downs	499,500	0	0	0
Provision for Non-Recovery of Receivables	0	(40,000)	0	(390,743)
Change in Operating Assets and Liabilities				
Decrease/(Increase) in Security Deposits	(182,691)	(387,527)	(241,746)	956,134
Decrease/(Increase) in Prepayments	158,466	(26,450)	336,952	(91,410)
Decrease/(Increase) in Receivables – Non Current	0	265,511	(3,971,621)	(1,052,969)
Decrease/(Increase) in Receivables - Current	(1,433,814)	(2,741,614)	0	0
Decrease/(Increase) in Inventories	(2,740,255)	(277,958)	0	0
Decrease/(Increase) in Future Income Tax Benefit	(4,413,485)	0	(743,481)	0
Increase/(Decrease) in Deferred Revenue	(255,168)	428,987	0	0
Increase/(Decrease) in Deferred Income Tax Liability	4,503,822	0	2,079,058	0
Increase/(Decrease) in Provision for Taxation	252,504	0	252,504	0
Increase/(Decrease) in Payables	2,591,647	(175,037)	263,488	22,669
Net Cash Inflow/(Outflow) from Operating Activities	15,456,848	5,559,004	(2,179,866)	(584,055)

NOTE 18 SUPERANNUATION COMMITMENTS

The Consolidated Entity has arranged Group superannuation plans whereby the employee and the employer contribute varying amounts of superannuation, depending on an employee's remuneration package. Employees have the choice of which superannuation Fund they wish to participate in.

In addition, the Consolidated Entity had during the year ended 30 June 2005 a statutory responsibility to contribute 9% of an Australian employee's salary, which is also paid to a number of funds as directed by each employee.

All of the economic entities' responsibilities in respect to superannuation commitments relating to the year ended 30 June 2005 have been discharged. All relevant superannuation funds are Accumulation Funds and accordingly there is no unfunded liability as at this date.

NOTE 19 DIRECTOR AND EXECUTIVE DISCLOSURES

The Remuneration Committee of the Board of Directors' is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the executive team. The Remuneration Committee assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors and officers' emoluments to the Company's and divisional financial and operational performance.

Emoluments of Directors of Redflex Holdings Limited

			Primary			**Post employment**	**Equity**	**Total**
Emoluments		Base Fee $	Other $	Bonus $	Ex Gratia payment	Superannuation $	Options/Shares Vested $	$
Specified Directors								
Chris Cooper	2005	82,568	0	0	90,000	7,432	0	180,000
	2004	0	3,000	0	0	0	0	3,000
Robin Debernadi	2005	32,110	0		35,000	2,890	0	70,000
	2004	0	3,000	0	0	0	0	3,000
Peter Lewinsky	2005	50,459	0	0	0	4,541	0	55,000
	2004	28,000	0	0	0	2,520	0	30,520
Graham Davie	2005	206,422	0	35,000		17,999	57,500	316,921
	2004	160,810	0	26,306	0	14,474	0	201,590
Bruce Higgins	2005	291,893	0	72,973	0	0	112,144	477,010
	2004	318,702	86,957	79,675	0	0	429,631	914,965
Total remuneration for specified directors	2005	663,542	0	107,973	125,000	32,862	169,644	1,098,931
	2004	507,512	92,957	105,981	0	16,994	429,631	1,153,075

Pursuant to a resolution passed at the 30 November 2001 AGM instituting a Redflex Executive Share Plan, the Group CEO, Mr Davie is entitled to long Term Incentive remuneration from 1 January 2002, 2003 and 2004 with three year performance criteria to be met prior to the entitlements vesting. In the year ended 30 June 2005, the first tranche of 77,615 shares were issued to Mr Davie in accordance with the plan. Future entitlements are dependant upon certain share price hurdles at 31 December 2005 and 2006. A further issue of up to 199,178 shares may be issued for $ Nil consideration if all performance hurdles are met.

Emoluments of the five most highly paid executive officers of the Company and the Consolidated Entity.

The Directors have determined the officers of the Company to be the heads of the business units and the Chief Financial Officer.

Specified Executives			**Primary**		**Post Employment**	**Equity**	**Total**
Emoluments	**Position**		**Base Salary $**	**Cash Bonus $**	**Superannuation $**	**Options $**	**$**
Aaron Rosenberg	Vice President Sales & Marketing- Redflex Traffic Systems Inc	2005	225,554	87,658	0	34,737	347,939
		2004	209,358	43,459	6,547	84,138	343,502
Karen Finley	Vice President Operations- Redflex Traffic Systems Inc	2005	199,018	35,492	0	34,737	269,247
		2004	201,413	11,228	5,845	84,138	302,624
Ricardo Fiusco	General Manager – Australia Redflex Traffic Systems	2005	157,209	35,180	14,149	34,737	241,275
		2004	150,229	33,000	13,521	84,138	280,888
Brad Kay	President – Redflex Communications Systems Inc	2005	172,482	7,438	16,640	18,012	214,572
Ron Johnson	Chief Financial Officer	2005	152,660	0	13,740	34,737	201,137
		2004	152,660	0	13,740	84,138	250,538
Total remuneration for specified executives		2005	906,924	165,768	44,528	156,960	1,274,180
		2004	843,660	87,687	50,588	420,690	1,402,625

Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

In accordance with the existing Employee Option Plan, Redflex Holdings Limited has taken a decision to issue options over the ordinary shares of Redflex Holdings Limited to certain executives of group entities. The options are issued for nil consideration, and granted in accordance with performance guidelines established by the Directors of the holding company.

Options of specified Directors and specified Executives

	Number of options at beginning of period	**Exercised**	**Granted**	**Expired**	**Number of options at end of period**	**Number of Options vested as at 30 June 2005 (Exercisable)**
Specified Directors						
Graham Davie	0	0	0	0	0	0
Chris Cooper	0	0	0	0	0	0
Robin Debernadi	0	0	0	0	0	0
Peter Lewinsky	0	0	0	0	0	0
Bruce Higgins	1,800,000	(300,000)	0	0	1,500,000	1,150,000
Specified Executives						
Aaron Rosenberg	405,000	(45,000)	0	0	360,000	281,250
Karen Finley	405,000	0	0	0	405,000	326,250
Ricardo Fiusco	405,000	(270,000)	0	0	135,000	56,250
Ron Johnson	445,000	(20,000)	0	0	425,000	346,250
Brad Kay	210,000	0	0	0	210,000	140,000

The Options were issued in 2004 and in accordance with the existing Redflex Employee Option Plan on the following terms:

(a) One third of the Options vested on 1 February 2004;
(b) One third of the Options will vest on 1 February 2005;
(c) One third of the Options will vest on 1 February 2006;
(d) Options can not be exercised until after the vesting date.
(e) The options expire after 5 years;
(f) The RDFAR options are at an exercise price of $0.50
(g) The RDFAS options are at a nominal exercise price of $0.58 and increasing at the rate of 3% per annum (compounding) until the time of exercise.
(h) The RDFAT options are at an exercise price of $2.06 compounding at the rate of increase in the All Ordinaries Index until exercised.
(i) Options that have not vested cannot be exercised after termination of employment.

The options granted to Mr Bruce Higgins were allocated prior to his appointment as a Director.

There were no new options granted during the year.

Shareholdings of specified Directors and specified Executives

Shares held in Redflex Holdings Limited	Ordinary shares at 30 June 2004	Granted as remuneration	Conversion of Options	Bought (Sold) on market	Shareholder Share Purchase Plan	Ordinary shares at 30 June 2005
Specified Directors						
Chris Cooper	747,080	0	0	20,000	2,916	769,996
Robin Debernadi	3,224,373	0	0	(120,000)	0	3,104,373
Graham W Davie	1,086,770	77,615	0	0	2,916	1,167,301
Peter Lewinsky	41,800	0	0	0	2,916	44,716
Bruce Higgins	0	0	300,000	(300,000)	0	0
Total	5,100,023	77,615	300,000	(400,000)	8,748	5,086,386
Specified Executives						
Aaron Rosenberg	0	0	35,000	(35,000)	0	0
Karen Finley	8,463	0	0	0	0	8,463
Ricardo Fiusco	0	0	270,000	0	0	270,000
Ron Johnson	60,185	0	20,000	5,000	1,458	86,643
Brad Kay	146,495	0	0	0	0	146,495
Total	215,143	0	325,000	(30,000)	1,458	511,601

NOTE 20 CONTINGENT LIABILITIES

1. **Indemnity Guarantees**	30-Jun-05	30-Jun-04
A bank has issued Indemnity Guarantees against which Letters of Set Off are in place:	70,000	70,000
Banks have issued Indemnity Guarantees in respect of rental deposits and bid bonds:	1,422,590	1,239,898

2. Structured Equity Funding for Visible Voice Unit Trust

Redflex Holdings Limited (Redflex) entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

1. A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations per (4) below.
2. Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001; and
3. Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions;
4. An obligation in the form of a put option for Redflex to subscribe for equity in the partnership, for an amount of no more than the proceeds of (1) above

The cash proceeds of $10 million referred to in (1) above and accrued interest has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to in (4) above. These amounts were offset as part of the windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The Company has been advised by the manager of the partnership, that the Australian Taxation Office has issued amended assessments, to each partner, which disallows the deductions claimed by each partner. At this stage, the Company understands that investors have objected to the ATO's revised assessments.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The Company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have advised that they intend to pursue a claim. If the Partners initiate court action, substantial costs in defending the action will be incurred.

The Company has sought professional advice on the implications of the Partnership and the ATO's actions, and the Directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the Company under the transaction.

3. Contract expiry and Make-good costs

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. Under some of these contracts and in the event a City decides to cancel or not renew their contract, the Company may be responsible for the removal of equipment and any associated make-good costs. Given the reliance on future events it is not possible to quantify any potential liability with respect to this matter.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENTS

Operating results by business and geographical segments are as follows:

	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
(a) Primary - Business Segments	**Corporate**	**USA Traffic**	**Australian Traffic**	**Communications**	**30-Jun-05 Total**	**30-Jun-04 Total**
Revenue from customers outside the Consolidated entity	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	-	2,328	5,677	8,364	16,369	15,807
Revenue from fee for service contracts	-	29,723	-	-	29,723	17,253
Total revenue from operating activities	-	32,051	5,677	8,364	46,092	33,060
Consolidated operating profit before tax	(2,361)	8,236	1,572	1,945	9,392	3,315
Depreciation & Amortisation	111	5,843	694	1,106	7,754	4,809
Acquisition of Non-Current Assets	0	20,222	284	105	20,611	16,446
Liabilities	5,257	16,468	2,577	1,168	25,470	9,984
EBITDA	(2,855)	14,831	2,249	3,025	17,250	8,499
Total assets	10,532	53,435	8,980	13,240	86,187	59,168

(b) Secondary - Geographical Segments	**USA**	**Australia**	**Other**	**30-Jun-05 Total**	**30-Jun-04 Total**
	$(000)	$(000)	$(000)	$(000)	$(000)
Revenue from sale of goods & services	5,469	7,431	3,469	16,369	15,807
Revenue from fee for service contracts	29,723	-	-	29,723	17,253
Total revenue from operating activities	35,192	7,431	3,469	46,092	33,060
Total assets	53,435	32,752	-	86,187	59,168
Acquisition of Non-Current Assets	20,222	389	0	20,611	16,446

The consolidated entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International traffic business involves the sale of traffic enforcement products to those markets.

The Communications Business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The Segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The geographical split recognises the countries in which the work is transacted. The Corporate Division represents the Group's Head Office which is based in Melbourne, Australia.

NOTE 22 EARNINGS PER SHARE

	Consolidated Entity	
	30-Jun-05	30-Jun-04
	$	$
Basic earnings per share	10.66 cents	4.36 cents
Diluted earnings per share	10.06 cents	4.20 cents
Net tangible asset backing per share	58.45 cents	49.1 cents
Earnings used in calculating basic and diluted earnings per share	9,000,062	3,315,686
	Number of Shares	
Weighted average number of Ordinary Shares on issue used in calculation of basic earnings per share.	84,447,560	76,014,688
Effect of dilutive securities (share options)	5,048,000	3,173,044
Weighted average number of Ordinary Shares on issue used in calculation of diluted earnings per share.	89,495,560	79,187,732

NOTE 23 RELATED PARTY TRANSACTIONS

	Consolidated Entity		Redflex Holdings Limited	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
Transactions between related parties are on normal commercial terms and conditions unless otherwise stated. These transactions relate to the day to day activities between companies in the Group and the following amounts represent the net movements in loans during the year.				
Provision of interest free unsecured loans to wholly owned Subsidiaries				
from related entities	0	0	6,564,994	6,398,994
to related entities	0	0	66,846,764	65,211,692

The ultimate holding Company is Redflex Holdings Limited

During the year the Company removed a charge over the assets and undertakings of the Company and certain subsidiaries held by Second Tee Pty Ltd in respect of an expired funding facility. Mr. Robin Debernadi and Mr Chris Cooper are Directors of Redflex Holdings Limited and Directors of Second Tee Pty Ltd and have a financial interest in Second Tee Pty Ltd.

NOTE 24 FINANCIAL INSTRUMENTS

Financial Assets	Floating Interest Rate		Non Interest bearing	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
a) Interest Rate Risk	$	$	$	$
(i) Financial Assets				
Cash	3,344,325	2,780,450		0
Term deposits	5,000,000	0	5,000,000	
Receivables – trade	0	0	9,250,770	7,620,996
Security deposits	1,422,590	1,239,898		0
Receivables – Other Corporations	0	0	452,857	556,716
Total Financial Assets	9,766,915	4,020,348	14,703,627	8,177,712

The weighted average interest rate relating to cash, term and security deposits is 5%.
All financial assets mature in one year or less for both 2004 and 2005

	Floating Interest Rate		Non Interest bearing	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
(ii) Financial Liabilities				
Bank Borrowings	12,335,958	3,761,801	0	0
Lease Liabilities	466,005	444,923	0	0
Payables	0	0	7,094,940	4,699,463
Total Financial Liabilities	12,801,963	4,206,724	7,094,940	4,699,463

The weighted average interest rate relating to bank borrowings is 4.85% and 8% for leases.

The Bank borrowings are scheduled for repayment by 30 June 2008. All other financial liabilities mature in one year or less for both 2004 and 2005 except for lease payments as shown in note 16.

b) Net Fair Values	Carrying amount per Statement of Financial Position		Aggregate net fair value	
	30-Jun-05	30-Jun-04	30-Jun-05	30-Jun-04
	$	$	$	$
(i) Financial Assets				
Cash	3,344,325	2,780,450	3,344,325	2,780,450
Term deposits	5,000,000	0	5,000,000	0
Receivables – Trade & Other	9,250,770	7,620,996	9,250,770	7,620,996
Receivables – Other Corporations	452,857	556,716	452,857	556,716
Security deposits	1,422,590	1,239,898	1,422,590	1,239,898
Total Financial Assets	19,470,542	12,198,060	19,470,542	12,198,060
(ii) Financial Liabilities				
Bank Borrowings	12,335,958	3,761,801	12,335,958	3,761,801
Lease Liabilities	466,005	444,943	466,005	444,943
Payables	7,094,940	4,699,463	7,094,940	4,699,463
Total Financial Liabilities	19,896,903	8,906,207	19,896,903	8,906,207

c) Credit Risk Exposure

- The consolidated entity's maximum exposures to credit risk at balance date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.
- Redflex Holdings Limited, on behalf of the Communications business, takes out Foreign Currency options pertaining to future receivables which are either known or can be reliably estimated and denominated in USD. Should the AUD/USD be below the strike price the options will be allowed to lapse and the more favourable rates taken on the day. At 30 June 2005 there were no outstanding currency options.
- Options totalling USD8.8 million expiring on 22 July 2005 were purchased On 7 July 2005. These options were acquired to ensure the USD receivables will be converted at no worse than .75 cents. The options were converted upon receipt of advance payments under Redflex Communications contracts.

NOTE 25 SUBSEQUENT EVENTS

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

NOTE 26 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Redflex Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting standards (IFRS) which will be applicable for the financial year ended 30 June 2006. In 2004 the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. Priority has been given to the preparation of an opening Balance Sheet in accordance with AIFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future, and is required when Redflex prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to potential adjustments to AIFRS's and interpretations thereof being issued by the standard setters and IFRIC and emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS

1. *Goodwill*

Under AASB 3 Business Combinations, goodwill acquired upon the acquisition of the assets and business operations of Poltech and Locktronics would not be permitted to be amortised but instead is subject to annual impairment testing or upon the occurrence of triggers which may indicate a potential impairment. Currently the Group amortises goodwill over its useful life but not exceeding 10 years. The Group has not elected to apply AASB 3 retrospectively and hence, prior year amortisation would not be written-back as at the date of transition. This would result in an increase in net equity from AGAAP to AIFRS of $28,029 for the year ended 30 June 2005.

2. *Classification of Financial Instruments*

Management has decided to apply the exemption provided in AASB1 First time adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB139 Financial Instruments: Recognition and Measurement for the year ended 30 June 2005. The standards will apply from 1 July 2005. The future financial effect of this change in accounting policy is yet to be determined.

3. *Impairment of assets*

Under AASB 136 Impairment of assets the recoverable amount of an asset is determined as the higher of fair value less the cost to sell. The group's current accounting policy is to determine the recoverable amount of an asset on the basis of discounted cash flows. The Group's assets including goodwill were tested for impairment on transition and each subsequent reporting date as part of the cash generating unit to which they belong and no material adjustment is required.

4. *Intangible assets*

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. The Group's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. This would result in a decrease in net equity from AGAAP to AIFRS of $984,252 (no tax applicable) at 1 July 2004 and a net reduction of $1,325,200 (net of tax) at 30 June 2005.

5. *Share based payments*

Under AASB2 Share based payments, the company would recognise the fair value of options and shares issued to employees as remuneration and recognize as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in net equity from AGAAP to AIFRS of $407,333 at 30 June 2005.

6. *Foreign currency translation reserve*

Upon transition to the adoption of IFRS the Company has the option to reset the Foreign Currency Translation Reserve to zero. At this stage the Company believes it will elect to exercise this option. The reset will be offset against Retained Earnings on the Statement of Financial Position.

(b) Reconciliation of net profit under AGAAP to that under AIFRS

1. *Share based payments*

Under AASB2 Share based payments, the company would recognise the fair value of options and shares issued to employees as remuneration and recognize as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $407,333 net of tax.

2. *Goodwill*

Under AASB 3 Business Combinations, goodwill is not permitted to be amortised but instead is subject to annual impairment testing. Currently the Group amortises goodwill over its useful life but not exceeding 10 years. Under the new policy, amortisation will no longer be charged, but goodwill would be written down to the extent it is impaired. This would result in an increase in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $28,029 net of tax.

3. *Intangible assets*

Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible would be expensed. The Group's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. This would result in a decrease in profit from AGAAP to AIFRS for the year ended 30 June 2005 of $394,324 net of tax.

(c) Restated AIFRS Statement of Cash Flows presented under AGAAP on adoption of AIFRS

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX
2. This report, and the accounts upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed
4. The accounts are in the process of being audited
5. The entity has a formally constituted audit committee.

Graham Davie
Director
30 August 2005